Exhibit 99.1

GlobalFoundries Reports Third Quarter 2021 Financial Results

Record Adjusted Gross and Adjusted EBITDA Margins

Malta, New York, November 30, 2021 - GlobalFoundries Inc. (GF) (Nasdaq: GFS) today announced financial results for the third quarter ended September 30, 2021.

Key Third Quarter Financial Highlights

•	Revenue of $1.7 billion, up 5% sequentially, reflecting ongoing demand for our differentiated technologies.

•	Record gross margins of 17.6% and adjusted gross margins of 18%.

•	Record adjusted EBITDA margins of 30% which grew 84% year-over-year demonstrating continued progress to our target operating model.

•	Cash flows from operations of $1.1 billion.

“The third quarter marked the ongoing acceleration of our strategy to lead in the pervasive semiconductor market and demonstrated continued progress towards our target financial model,” said Tom Caulfield, CEO of GF. “Our revenue growth was primarily driven by higher wafer output and continued improvement in mix as our differentiated solutions become a larger portion of our total business. We are also excited to begin our journey as a public company. Our IPO in October was an outcome of more than a decade of dedication and commitment of our more than 15,000 employees to build an at-scale global semiconductor manufacturer with strong technological differentiation.”

Summary Quarterly Results (in millions USD, except per share amounts)1

	Q3’20	Q2’21	Q3’21	Year-over-year Q3’20 vs Q3’21		Sequential Q2’21 vs Q3’21
Revenue	$1,091	$1,620	$1,700	$609	56%	$80	5%
Gross profit (loss)	($134)	$231	$300	$434	325%	$69	30%
Adjusted gross profit (loss)	($134)	$267	$306	$440	329%	$39	15%
Adjusted gross margin	(12%)	16%	18%		+3029bps		+155bps
Operating profit (loss)	($350)	($103)	$52	$402	115%	$155	150%
Adjusted operating profit (loss)	($350)	$41	$81	$431	123%	$40	98%
Adjusted operating margin	(32%)	3%	5%		+3684bps		+224bps
Net income (loss)	($293)	($174)	$5	$299	102%	$179	103%
Adjusted net income (loss)	($293)	($30)	$34	$328	112%	$64	213%
Adjusted net income (loss) margin	(27%)	(2%)	2%		+2891bps		+386bps
Basic and diluted earnings per share (EPS)	($0.58)	($0.35)	$0.01	$0.59	102%	$0.36	103%
Adjusted EPS	($0.58)	($0.06)	$0.07	$0.65	112%	$0.13	217%
Adjusted EBITDA	$275	$466	$505	$230	84%	$39	8%
Adjusted EBITDA margin	25%	29%	30%		+450bps		+96bps
Cash from operations	$267	$434	$1,109	$842	315%	$675	156%
Wafer shipments (300MM Equivalent)	478	595	609	131	27%	14	2%

[1]	Any discrepancies in totals or in percentages are due to rounding.

Key Recent Business Highlights:

•	GF began trading on the Nasdaq Stock Market under the ticker “GFS” on October 28.

•	GF and Qualcomm signed an agreement to extend the companies’ successful collaboration to deliver advanced 5G RF front-end products.

•	GF 22FDX™ platform is Auto Grade 1 qualified at Fab 1 in Dresden, Germany.

•	GF set a “Journey to Zero Carbon” goal to reduce greenhouse gas emissions by 25% from 2020 to 2030.

•

GF appointed Elissa Murphy to its Board of Directors. Ms. Murphy is currently a vice president of Engineering at Google, and previously served as the chief technology officer and executive vice president of Cloud Platforms at GoDaddy.

Summary of Fourth Quarter 2021 Outlook:

•	Revenue expected to be $1,800 million to $1,830 million.

•	Gross profit expected to be $335 million to $350 million; adjusted gross profit expected to be $344 million to $359 million.

•	Operating profit expected to be $55 million to $75 million; adjusted operating profit expected to be $92 million to $112 million.

•	Net income expected to be $13 million to $33 million, adjusted net income expected to be $50 million to $70 million.

•	Basic earnings-per-share (EPS) for the quarter expected to be $0.02 to $0.06; adjusted basic EPS expected to be $0.10 to $0.13.

•	Adjusted EBITDA expected to be $510 million to $530 million.

•

Share-based compensation in cost of revenues expected to be approximately $9 million; Share-based compensation in operating expenses expected to be approximately $28 million (approximately $2 million in Research and Development and approximately $26 million in Sales, Marketing, General and Administrative).

The guidance provided above contains forward-looking statements as defined in the Securities Exchange Act of 1934 and is subject to the safe harbors created therein. The guidance includes our management’s beliefs and assumptions and is based on information currently available. GF has not provided a reconciliation of its Fourth Quarter fiscal quarter outlook for non-International Financial Reporting Standards (IFRS) gross margin, non-IFRS operating profit margin, non-IFRS EPS or Non-IFRS Adjusted EBITDA Margin because estimates of all of the reconciling items cannot be provided without unreasonable efforts. It is difficult to reasonably provide a forward-looking estimate between such forward-looking non-IFRS measures and the comparable forward-looking IFRS measures. Certain factors that are materially significant to GF’s ability to estimate these items are out of its control and/or cannot be reasonably predicted.

Statements of Operations (IFRS Unaudited)1

	Three Months Ended
(in millions USD, except for share and per share amounts)	September 30, 2020	September 30, 2021
Revenue	$1,091	$1,700
Cost of sales	1225	1400
Gross profit (loss)	(134)	300
Operating expenses:
Research and development	117	114
Sales, marketing, general and administrative	99	134
Total operating expenses	216	248
Operating profit (loss)	(350)	52
Finance expense, net	(34)	(27)
Income tax benefit (expense)	56	(22)
Other income (loss)	35	2
Net income (loss) inc. NCI	(293)	5
Earnings (loss) per share:
Basic	($0.58)	$0.01
Diluted	($0.58)	$0.01
Shares used in earnings (loss) per share calculation
Basic	500,000,000	500,000,000
Diluted	500,000,000	511,943,050

[1]	Any discrepancies in totals or in percentages are due to rounding.

Statements of Financial Position (IFRS Unaudited)1

(in millions USD)	December 31, 2020	September 30, 2021
Assets:
Cash and cash equivalents	$908	$1,019
Receivables, prepayments and other	1,159	1,059
Inventories	920	1,078
Current assets	2,987	3,156
Deferred tax assets	444	398
Property, plant, and equipment, net	8,226	8,466
Other assets	665	627
Noncurrent assets	9,335	9,491
Total assets	$12,322	$12,647
Liabilities and equity:
Current portion of long-term debt	$382	$371
Current portion of finance lease obligations	131	95
Other current liabilities	1,383	1,958
Current liabilities	1,896	2,424
Noncurrent portion of long-term debt	1,956	1,725
Noncurrent portion of finance lease obligations	333	350
Other liabilities	895	1,646
Noncurrent liabilities	3,184	3,721
Stockholders’ equity:
Common stock/additional paid-in capital	11,718	11,887
Accumulated deficit	(15,219)	(15,512)
Loan from shareholder and other[2]	10,743	10,127
Total liabilities and equity	$12,322	$12,647

[1]	Any discrepancies in totals or in percentages are due to rounding.
[2]

On October 3, 2021, GF executed the conversion of the entire Shareholder Loans balance of $10,112,687 thousand under our loan facilities with Mubadala Investment Company PJSC into additional paid-in-capital, which did not have an impact on shares outstanding or have any dilutive effects, as no additional shares were issued.

Statements of Cash Flows (IFRS Unaudited)1

	Three Months Ended
(in millions USD)	September 30, 2020	September 30, 2021
Cash flows from operating activities:
Net income (loss)	($293)	$5
Depreciation and amortization	612	415
Finance expense, net	34	27
Deferred income taxes	(53)	20
Other non-cash operating activities	(58)	2
Change in net working capital	25	640
Net cash provided by operating activities	$267	$1,109
Cash flows from investing activities:
Purchases of property, plant, equipment, and intangible assets	($123)	($392)
Other investing activities	0	30
Net cash used in investing activities	($123)	($362)
Cash flows from financing activities:
Repayments of shareholder loan	$0	($442)
Repayment of debt, net	(315)	(87)
Other financing activities	28	4
Net cash used in financing activities	(287)	(525)
Effect of exchange rate changes	3	(8)
Net change in cash and cash equivalents	(140)	214
Cash and cash equivalents at the beginning of the period	1,269	805
Cash and cash equivalents at the end of the period	$1,129	$1,019

[1]	Any discrepancies in totals or in percentages are due to rounding.

Non-IFRS Reconciliation1

	Three Months Ended
(in millions USD)	September 30, 2020	June 30, 2021	September 30, 2021
Gross profit (loss)	($134)	$231	$300
Share based compensation	—	$36	$6

Adjusted gross profit (loss)	($134)	$267	$306

Operating profit (loss)	($350)	($103)	$52
Share based compensation	—	$144	$29

Adjusted operating profit (loss)	($350)	$41	$81

Net income (loss)	($293)	($174)	$5
Share based compensation	—	$144	$29

Adjusted net income (loss)	($293)	($30)	$34

Earnings per share (EPS)	($0.58)	($0.35)	$0.01
Share based compensation	—	$0.29	$0.06

Adjusted earnings (loss) per share	($0.58)	($0.06)	$0.07

Reconciliation of Net Income (Loss) to Adjusted EBITDA1

	Three Months Ended
(in millions USD)	September 30, 2020	June 30, 2021	September 30, 2021
Net income (loss) for the period	($293)	($174)	$5
Adjustments:
Depreciation and amortization	612	408	415
Finance expense	34	29	28
Income tax expense (benefit)	(56)	20	22
Share based compensation	—	144	29
Restructuring and corporate severance programs	2	5	2
(Gains) Losses on transactions, legal settlements and transaction expenses	(24)	34	4

Adjusted EBITDA	$275	$466	$505

[1]	Any discrepancies in totals or in percentages are due to rounding.

Adjusted Financial Measures

In addition to the financial information presented in accordance with IFRS, this press release includes the following non-IFRS metrics: adjusted gross profit, adjusted EBITDA, adjusted operating profit, adjusted net income (loss) and adjusted EPS. We define adjusted gross profit (loss) as gross profit (loss) adjusted for share-based compensation expense. We define adjusted EBITDA as net income (loss), excluding the impact of interest expense, tax expense, depreciation, amortization adjusted for share-based compensation expense, transaction gains and associated expenses, restructuring charges and litigation settlements. We define adjusted operating profit (loss) as profit (loss) from operations adjusted for share-based compensation expense. We define adjusted net income (loss) as net income (loss) adjusted for share-based compensation expense. We define adjusted EPS as adjusted net income (loss) divided by the weighted average number of ordinary shares outstanding.

We believe that in addition to our results determined in accordance with IFRS, these non-IFRS measures are useful in evaluating our business and the underlying trends that are affecting our performance. These non-IFRS financial measures provide supplemental information regarding our operating performance that excludes certain gains, losses and non-cash charges that occur relatively infrequently and/or that we consider to be unrelated to our core operations. These non-IFRS measures are used by both our management and our board of directors, together with the comparable IFRS information, in evaluating our current performance and planning future business activities.

We believe that these non-IFRS measures, when used in conjunction with our IFRS financial information, also allow investors and users of our financial statements to better evaluate our financial performance in comparison to other periods and to other companies in our industry. However, non-IFRS financial information is presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Our presentation of non-IFRS measures should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. Other companies in our industry may calculate these measures differently, which may limit their usefulness as a comparative measure.

Conference Call and Webcast Information

GF will host a conference call with the financial community on Tuesday, November 30, 2021 at 4:30 p.m. U.S. Eastern Standard Time (EST) to review the Third Quarter 2021 results in detail. Interested parties may join the scheduled conference call by dialing the following numbers:

Within the U.S.:                1-877-788-0411

Outside the U.S.:              1-615-489-8522

Participant Passcode:        5743266

The call will be webcast and can be accessed from the GF Investor Relations website https://investors.gf.com. A replay of the call will be available on the GF Investor Relations website within 24 hours of the actual call.

About Globalfoundries

GlobalFoundries® (GF®) is one of the world’s leading semiconductor manufacturers. GF is redefining innovation and semiconductor manufacturing by developing and delivering feature-rich process technology solutions that provide leadership performance in pervasive high growth markets. GF offers a unique mix of design, development and fabrication services. With a talented and diverse workforce and an at-scale manufacturing footprint spanning the U.S., Europe and Asia, GF is a trusted technology source to its worldwide customers. For more information, visit www.gf.com.

Forward-looking Statements

This press release includes express and implied “forward-looking statements,” including but not limited to, statements regarding our financial outlook, future guidance, product development, business strategy and plans, and market trends, opportunities and positioning. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. These forward-looking statements are based on current expectations, estimates, forecasts and projections. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond our control. For example, our business could be impacted by the COVID-19 pandemic and actions taken in response to it; the market for our products may develop more slowly than expected or than it has in the past; our operating results may fluctuate more than expected; there may be significant fluctuations in our results of operations and cash flows related to our revenue recognition or otherwise; a network or data security incident that allows unauthorized access to our network or data or our customers’ data could damage our reputation; we could experience interruptions or performance problems associated with our technology, including a service outage; and global economic conditions could deteriorate. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results or outcomes to differ materially from those contained in any forward-looking statements we may make. Moreover, we operate in a competitive and rapidly changing market, and new risks may emerge from time to time. You should not rely upon forward-looking statements as predictions of future events. These statements are based on our historical performance and on our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them.

Although we believe that the expectations reflected in our statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Moreover, neither we, nor any other person, assumes responsibility for the accuracy and completeness of these statements. Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made and should not be construed as statements of fact. Except to the extent required by federal securities laws, we undertake no obligation to update any information or any forward-looking statements as a result of new information, subsequent events, or any other circumstances after the date hereof, or to reflect the occurrence of unanticipated events. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, investors.gf.com, or from the SEC website, www.sec.gov.

For further information, please contact:

Investor Relations

ir@gf.com